Exhibit 99.2

NICE inContact CXone Agent Now Available on the Salesforce
AppExchange, the World's Leading Enterprise Apps Marketplace

NICE inContact CXone Agent unifies agent console to streamline customer and agent experiences

SALT LAKE CITY and SAN FRANCISCO – November 8, 2017 – NICE inContact (Nasdaq:NICE) today announced the availability of NICE inContact CXoneTM Agent on the Salesforce AppExchange, empowering businesses to connect with their customers, partners and employees in entirely new ways. With comprehensive contact center controls, contact and customer information displayed on a single, unified screen, agents are empowered to quickly personalize customer interactions, regardless of channel from inbound or outbound voice calls and voicemail, to email, chat, work items and social media interactions.

The latest version of NICE inContact CXone Agent brings together NICE inContact CXone Omnichannel Routing with CXone Agent to create a better customer and agent experience. The application is part of the NICE inContact CXone platform that empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence (AI)—all on an Open Cloud Foundation.

“By achieving Salesforce Platinum ISV Partner status, customers can be assured they are getting a unified app for contact centers that works easily as part of the agent desktop,” said Paul Jarman, CEO, NICE inContact. “Our powerful omnichannel routing with skills-based routing, matches customer information with Salesforce data so that customers can get their needs answered quickly with a knowledgeable agent who has the customer information ready to go on one desktop when they get the call, email, chat or work item.”

NICE inContact Agent Key Features

NICE inContact CXone Agent enables contact center agents to handle omnichannel interactions in a consolidated interface, while skills-based routing ensures customers are directed to the best-qualified agent to handle their request regardless of channel. Built on the Salesforce Platform and integrated with Salesforce Service Cloud and Salesforce Sales Cloud, NICE inContact CXone Agent is available now on the AppExchange.

NICE inContact Sponsoring, Exhibiting and Speaking at Dreamforce 2017

NICE inContact is a silver sponsor at Salesforce’s Dreamforce 2017 conference, one of the most inspiring technology events of the year and the world's largest gathering of Trailblazers. The conference is held November 6-9, 2017 in San Francisco. NICE inContact is exhibiting at booth #1729 in the Dreamforce Cloud Expo, debuting a live demo of a unified customer service agent interface that integrates Salesforce, advanced omnichannel routing and contact handling, plus workforce optimization. Agents will have one experience in one interface to handle omnichannel interactions and cases across the entire customer journey while also managing their shift scheduling, quality evaluations, and coaching/training opportunities. In addition, NICE inContact is presenting a 20-minute session, “Are Your Customer Service Channels Putting Your Customers at Risk?”

Are Your Customer Service Channels Putting Your Customers at Risk? Tuesday, November 7, 2:00 PM - 2:20 PM, Moscone South, Partner Theater 4
•	Presenter: Brian Spraetz, Senior Product Marketing Manager
•
Abstract: Consumers have many choices in how and where they interact with your business. But, what happens when customers are forced to choose a channel that falls short of expectations? NICE inContact offers an action plan for using your Salesforce Sales Cloud and Service Cloud deployments to maximize the omnichannel customer experience.

Salesforce, Dreamforce and others are among the trademarks of salesforce.com, inc.

AppExchange
Salesforce AppExchange, the world’s leading enterprise cloud marketplace, empowers companies to sell, service, market and engage in entirely new ways. With more than 4,000 solutions, 5 million customer installs and 70,000 peer reviews, it is the most comprehensive source of cloud, mobile, social, IoT, analytics and artificial intelligence technologies for businesses.

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. www.niceincontact.com

NICE inContact is recognized as a market leader by IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE (Nasdaq:NICE), the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.